EXHIBIT 2.1

NZSE
New Zealand
Stock Exchange

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Telecom Corporation of New Zealand Limited

Name of Director:	Patsy Reddy

Date of Last Disclosure by Director:	17 March 2003

Date of Change:	14 May 2003

Nature of Relevant Interest:

(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).

Acquisition by family trust of which Patsy Reddy is a beneficiary

Class of Security to which Relevant Interest Relates: (Provide full description of each class of security to which each type of Relevant Interest relates.)	Ordinary Shares

No. of Securities Held Prior to Change:	20,024 (includes 2,000 non-beneficial)

Number of Securities Acquired:	2,000

Number of Securities Disposed:

No. of Securities Held after Change: (For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)	Beneficial: 20,024
Non Beneficial: 2,000

Consideration Paid or Received for the Acquisition or Disposition: (If consideration is non-cash, provide details and estimated valuation.)	NZ$4.87 per share

Nature of change: (E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)	On-market trade